Exhibit 4.9

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

CNO Financial Group, Inc. has two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (1) our common stock and (2) our Series D Preferred Stock.

Description of the Company’s Capital Stock

Our amended and restated certificate of incorporation authorizes us to issue 8,000,000,000 shares of common stock, par value $0.01 per share, and 265,000,000 shares of preferred stock, par value $0.01 per share. Of the authorized preferred shares, 2,000,000 are designated as Series D Junior Participating Preferred Stock, par value $0.01 per share (“Series D Preferred Stock”). See “- Preferred Stock” and “- Third Amended Rights Agreement” below.

The following description of our capital stock is a summary. You should keep in mind, however, that it is our amended and restated certificate of incorporation, including any certificates of designations that are a part of our amended and restated certificate of incorporation, our amended and restated by-laws, the Third Amended Rights Agreement (as defined below) and Delaware law, and not this summary, which define your rights as a security holder. There may be other provisions in these documents that are also important to you. We encourage you to read these documents for additional information.

Common Stock

Our common stock is listed on the New York Stock Exchange under the symbol "CNO." American Stock Transfer and Trust Company, LLC is the transfer agent and registrar for our common stock. All outstanding shares of common stock are fully paid and non-assessable.

In accordance with our Third Amended Rights Agreement (defined below), each of our outstanding shares of common stock has associated with it the right to purchase a one one-thousandth of a share of our Series D Preferred Stock and each share of common stock that we issue prior to the earlier of (i) the date the preferred share purchase rights become exercisable and (ii) the expiration date of the Third Amended Rights Agreement, will be issued with an associated preferred share purchase right. See “-Third Amended Rights Agreement” below.

Dividends. Except as otherwise provided by Delaware law or our amended and restated certificate of incorporation, and subject to all rights and preferences of holders of any outstanding shares of preferred stock, holders of common stock share ratably in all dividends and distributions, whether upon liquidation or dissolution or otherwise.

Voting. Except as otherwise provided by Delaware law or our amended and restated certificate of incorporation and subject to the rights of holders of any outstanding shares of preferred stock, all of the voting power of our stockholders is vested in the holders of our common stock, and each holder of common stock has one vote for each share held by such holder on all matters voted upon by our stockholders.

Notwithstanding the voting rights granted to holders of common stock and preferred stock in our amended and restated certificate of incorporation or in any certificate of designations relating to any preferred stock, the voting rights of any stock held by any holder as of September 10, 2003, the effective date of our predecessor company's plan of reorganization, are automatically reduced with respect to any particular stockholder vote or action by written consent to the extent, if any, required to avoid a presumption of control arising from the beneficial ownership of voting securities under the insurance statutes or regulations applicable to any of our direct or indirect insurance company subsidiaries, provided that no such reduction reduces such voting rights, without such holder's written consent:

•by more than the minimum amount required to reduce such voting rights to less than 10% of the aggregate voting rights of all stock entitled to vote or consent with respect to such vote or action, or

•to the extent that such holder's acquisition of control or deemed acquisition of control of our direct and indirect insurance company subsidiaries has been approved under, or is exempt from the approval requirements of, all insurance statutes and regulations applicable to our direct and indirect insurance company subsidiaries.

Board of Directors. Except as otherwise provided in our amended and restated certificate of incorporation or any duly authorized certificate of designations of any series of preferred stock, directors are elected in accordance with the procedures and requirements prescribed by our amended and restated by-laws. Our amended and restated by-laws provide that, except in the case of vacancies and newly created directorships resulting from any increase in the total number of directors, each director shall be elected by the vote of the majority of the votes cast (where the number of votes cast "for" a director exceeds the number of votes cast "against" that director) with respect to the directors at any meeting for the election of directors at which a quorum is present, provided that, if the number of nominees exceeds the number of directors to be elected, the directors shall be elected by a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors.

Other. Our common stock is not convertible into, or exchangeable for, any other class or series of our capital stock. Except as contemplated by our Third Amended Rights Agreement, holders of common stock have no preemptive or other rights to subscribe for or purchase additional securities of ours. Shares of our common stock are not subject to calls or assessments.

Preferred Stock

Each of our outstanding shares of common stock has associated with it the right to purchase a one one-thousandth of a share of our Series D Preferred Stock and each share of common stock that we issue prior to the earlier of the date such preferred share purchase rights become exercisable and the expiration date of the Third Amended Rights Agreement will be issued with an associated preferred share purchase right. See "-Third Amended Rights Agreement" below.

Third Amended Rights Agreement

On October 3, 2017 CNO entered into a Third Amended and Restated Section 382 Rights Agreement, dated as of October 3, 2017 (as amended, the "Third Amended Rights Agreement"), with American Stock Transfer & Trust Company, LLC, as rights agent (the "Rights Agent"), which became effective on November 13, 2017. Our board of directors had previously declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock that was paid to the stockholders of record as of the close of business on January 30, 2009 pursuant to that certain Section 382 Rights Agreement, dated as of January 20, 2009 (the "Original Rights Agreement"), which was amended and restated by that certain Amended and Restated Section 382 Rights Agreement, dated December 6, 2011 (the "First Amended Rights Agreement"), as further amended by the Second Amended and Restated Section 382 Rights Agreement, dated November 13, 2014 (the "Second Amended Rights Agreement"), each between the Company and the Rights Agent.

The Third Amended Rights Agreement is intended to help protect the Company's tax net operating loss carryforwards ("NOLs"). Our board of directors may redeem the Rights, as discussed more fully below. The Third Amended Rights Agreement is intended to act as a deterrent to any person (other than an Exempted Person (as defined below) or any person who has the status of a Threshold Holder (as defined below) on the date of the Third Amended Rights Agreement so long as such person does not increase its ownership above an additional 1% of Company 382 Securities (as defined below) then outstanding) from becoming or obtaining the right to become, a person who or which, together with all affiliates and associates of such person, is the beneficial owner of 4.99% or more of the shares of our common stock or any other class of Company 382 Securities then outstanding (each such person, a "Threshold Holder"), without the approval of our board of directors.

The Rights. Pursuant to the Third Amended Rights Agreement, each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series D Preferred Stock of the Company at a price of $90.00 per one one-thousandth of a share of Series D Preferred Stock (as the same may be adjusted, the "Purchase Price"). The description and terms of the Rights are as set forth in the Third Amended Rights Agreement.

Until the close of business on the earlier of (i) the tenth business day after the first date of a public announcement that a person (other than an Exempted Person or Grandfathered Person (as defined below)) or group of affiliated or associated persons (an "Acquiring Person") has become a Threshold Holder or (ii) the tenth business day (or such later date as may be determined by action of our board of directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) after the date of commencement of, or the first public announcement of an intention to commence, a tender offer or exchange offer, the consummation of which would result in any person (other than an Exempted Person) becoming an Acquiring Person (the earlier of such dates being herein referred to as the "Distribution Date"), the Rights will be evidenced by the shares of our common stock represented by the certificates for our common stock or uncertificated book entry shares outstanding as of the record date, together with a copy of the summary of rights disseminated in connection with the original dividend of Rights.

The Third Amended Rights Agreement provides that, until the Distribution Date (or earlier expiration of the Rights), new common stock certificates issued after the record date will contain a notation incorporating the Third Amended Rights Agreement by reference and, with respect to any uncertificated book entry shares issued after the record date, proper notice will be provided that incorporates the Third Amended Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferable only in connection with the transfer of shares of our common stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for shares of our common stock (or uncertificated book entry shares) outstanding as of the record date, even without a notation incorporating the Third Amended Rights Agreement by reference (or such notice, in the case of uncertificated book entry shares) or a copy of the summary of rights included in connection with the Third Amended Rights Agreement, will also constitute the transfer of the Rights associated with the shares of our common stock represented by such certificate or uncertificated book entry shares, as the case may be. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of our common stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

Certain Definitions

“Approved Acquisition” means (i) any acquisition of Company 382 Securities that would cause a person to qualify as a Threshold Holder and that is approved in advance by our board of directors, or (ii) a conversion (or other exchange) of Company 382 Securities for other Company 382 Securities where such conversion (or other exchange) does not increase the beneficial ownership in the Company by any person for purposes of Section 382 (defined below).

“Company 382 Securities” means our common stock and any other interest that would be treated as "stock" of the Company for purposes of Section 382 of the Internal Revenue Code of 1986 (as amended, the “Code”) (including pursuant to Treasury Regulation Section 1.382-2T(f)(18)) ("Section 382").

“Exempted Person” means (i) the Company, (ii) any subsidiary of the Company, (in the case of subclauses (i) and (ii) including, without limitation, in its fiduciary capacity), (iii) any employee benefit plan or compensation arrangement of the Company or of any subsidiary of the Company, (iv) any entity or trustee holding (or acting in a fiduciary capacity in respect of) Company 382 Securities to the extent organized, appointed or established by the Company or any subsidiary of the Company for or pursuant to the terms of any such plan or for the purpose of funding any such employee benefit plan or compensation arrangement, (v) any person (together with its affiliates and associates) whose status as a Threshold Holder will, in the sole judgment of our board of directors, not jeopardize or endanger the availability to the Company of its NOLs to be used to offset its taxable income in such year or future years (but in the case of any person determined by our board of directors to be an Exempted Person pursuant to this subparagraph (v) only for so long as such person's status as a Threshold Holder continues not to jeopardize or endanger the availability of such NOLs, as determined by our board of directors in its good faith discretion) or (vi) any person who or which would qualify as a Threshold Holder as a result of an Approved Acquisition and, to the extent approved by our board of directors, any person who or which acquires Company 382 Securities from any such person.

“Grandfathered Person” means any person who or which, together with all affiliates and associates of such person, was as on November 13, 2017, the beneficial owner of 4.99% or more of the Company 382 Securities outstanding on such date, unless and until such time as such person after the date of the Third Amended Rights Agreement acquires beneficial ownership of additional shares or other interests in Company 382 Securities representing more than 1% of the Company 382 Securities then outstanding. Any Grandfathered Person who, together with all of its affiliates and associates, subsequently becomes the beneficial owner of less than 4.99% of the Company 382 Securities shall cease to be a Grandfathered Person.

Exercisability. The Rights will not be exercisable until the Distribution Date.

Transfer. Any transfer of shares of our common stock prior to the Distribution Date will constitute a transfer of the associated Rights. After the Distribution Date, the Rights may be transferred other than in connection with the transfer of the underlying shares of our common stock.

Expiration. The Rights are not exercisable until the Distribution Date and will expire at the earlier of (i) the close of business on November 13, 2020, (ii) the repeal of Section 382 or any successor statute if our board of directors determines that the Third Amended Rights Agreement is no longer necessary for the preservation of tax benefits or (iii) the beginning of a taxable year of the Company to which our board of directors determines that no tax benefits may be carried forward (the "Final Expiration Date"), subject to (x) the extension of the Third Amended Rights Agreement by our board of directors by the amendment of the Third Amended Rights Agreement or (y) the redemption or exchange of the Rights by the Company, as described below.

Adjustments. The Purchase Price payable, and the number of shares of Series D Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series D Preferred Stock, (ii) upon the grant to holders of the Series D Preferred Stock of certain rights or warrants to subscribe for or purchase Series D Preferred Stock at a price, or securities convertible into Series D Preferred Stock with a conversion price, less than the then current market price of the Series D Preferred Stock or (iii) upon the distribution to holders of the Series D Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Series D Preferred Stock) or of subscription rights or warrants (other than those referred to above).

The Rights are also subject to adjustment in the event of a stock dividend on our common stock payable in shares of our common stock or subdivisions, consolidations or combinations of our common stock occurring, in any such case, prior to the Distribution Date.

Junior Participating Preferred Stock. Shares of Series D Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Series D Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of the greater of (a) $1 per share and (b) an amount equal to 1,000 times the dividend declared per share of our common stock. In the event of liquidation, dissolution or winding up of the Company, the holders of the Series D Preferred Stock will be entitled to a minimum preferential liquidation payment of $1,000 per share (plus any accrued but unpaid dividends) but will be entitled to an aggregate 1,000 times the payment made per share of our common stock. Each share of Series D Preferred Stock will have 1,000 votes, voting together with our common stock. Finally, in the event of any merger, consolidation or other transaction in which shares of our common stock are converted or exchanged, each share of Series D Preferred Stock will be entitled to receive 1,000 times the amount received per share of our common stock. These rights are protected by customary antidilution provisions.

In the event that the quarterly dividends or certain other dividends or distributions payable on the Series D Preferred Stock are in arrears, until such accrued and unpaid dividends or distributions are paid, the company may not redeem, purchase or declare and pay dividends on our common stock or preferred stock on parity with the Series D Preferred Stock.

Because of the nature of the Series D Preferred Stock's dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Series D Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of our common stock.

Effects of Triggering Events. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right and payment of the Purchase Price, that number of shares of our common stock and/or other securities or property having a market value of two times the Purchase Price.

In the event that, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the Right, that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent), which number of shares at the time of such transaction will have a market value of two times the Purchase Price.

At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of our common stock or the occurrence of an event described in the prior paragraph, our board of directors may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of our common stock, or a fractional share of Series D Preferred Stock (or of a share of a similar class or series of the Company's preferred stock having similar rights, preferences and privileges) of equivalent value, per Right (subject to adjustment).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Series D Preferred Stock or our common stock will be issued (other than fractions of Series D Preferred Stock which are integral multiples of one one-thousandth of a share of Series D Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Series D Preferred Stock or our common stock on the last trading day prior to the date of exercise.

Redemption. At any time prior to the time an Acquiring Person becomes such, our board of directors may redeem the Rights in whole, but not in part, at a price of $0.01 per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of adoption of the Third Amended Rights Agreement (the "Redemption Price") payable, at the option of the Company, in cash, shares of our common stock or such other form of consideration as our board of directors shall determine. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as our board of directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Amendments. For so long as the Rights are then redeemable, the Company may, except with respect to the Redemption Price, amend the Third Amended Rights Agreement in any manner. After the Rights are no longer redeemable, the Company may, except with respect to the Redemption Price, amend the Third Amended Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights.

Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

NOL Protective Amendment to our Certificate of Incorporation

The Third Amended Rights Agreement assists in protecting Tax Benefits (as defined below) by acting as a deterrent to any person or group acquiring 4.99% or more of our stock without the approval of the board of directors of the Company (the “Board”), but it does not completely restrict transactions that could adversely affect such Tax Benefits. To address this concern, on May 10, 2019 our stockholders approved an amendment to our amended and restated certificate of incorporation (the "NOL Protective Amendment"). The NOL Protective Amendment seeks to preserve the value of our NOLs by restricting any direct or indirect transfer (such as transfers of our stock that result from the transfer of interests in other entities that own our stock) if:

•	the transferor is a Person (as defined below) who directly or indirectly owns or is deemed to own 4.99% or more of our stock;

•	the effect of the transfer would be to increase the direct or indirect ownership of our stock by any Person from less than 4.99% to 4.99% or more of our stock; or

•	the effect of the transfer would be to increase the percentage of our stock owned directly or indirectly by a Person owning or deemed to own 4.99% or more of our stock.

“Person” means any individual, firm, corporation, business trust, joint stock company, partnership, trust association, limited liability company, limited partnership, or other entity, or any group of Persons making a “coordinated acquisition” of stock or otherwise treated as an entity within the meaning of Treasury Regulation Section 1.382 3(a)(1)(i), and shall include any successor (by merger or otherwise) of any such entity; provided, however, that a Person shall not mean a “public group” (as defined under Treasury Regulation Section 1.382 2T(f)(13)).

“Tax Benefits” means the net operating loss carryovers, capital loss carryovers, general business credit carryovers, alternative minimum tax credit carryovers and foreign tax credit carryovers, as well as any loss or deduction attributable to a “net unrealized built in loss” of the Company or any of its subsidiaries, within the meaning of Section 382 of the Code.

Transfers included under the transfer restrictions include sales to Persons whose resulting percentage ownership (direct or indirect) of stock would exceed the 4.99% thresholds discussed above, or to Persons whose direct or indirect ownership of stock would by attribution cause another Person to exceed such threshold. For purposes of determining the existence and identity of, and the amount of stock owned by, any shareholder, we are entitled to rely on the existence or absence of filings with the SEC of Schedules 13D and 13G (or any similar filings) as of any date, subject to our actual knowledge of the ownership of stock. A transfer from one member of a “public group” (as defined under Treasury Regulation Section 1.382 2T(f)(13)) to another member of the same public group does not increase the percentage of our stock owned directly or indirectly by the public group, and, therefore, such transfers are not restricted.

The transfer restrictions include the right to require a proposed transferee, as a condition to registration of a transfer of any stock, to provide all information reasonably requested regarding such person’s direct and indirect ownership of stock. The transfer restrictions also apply to proscribe the creation or transfer of certain “options” (which are broadly defined by Section 382) in respect of our stock to the extent that, in certain circumstances, creation, transfer or exercise of the option would result in a proscribed level of ownership.

Consequences of Prohibited Transfers. Any direct or indirect transfer attempted in violation of the NOL Protective Amendment would be void as of the date of the purported transfer as to the purported transferee (or, in the case of an indirect transfer, the ownership of the direct owner of stock would terminate simultaneously with the transfer), and the purported transferee (or in the case of any indirect transfer, the direct owner) would not be recognized as the owner of the shares owned in violation of the restrictions for any purpose, including for purposes of voting and receiving dividends or other distributions in respect of such stock, or in the case of options, receiving stock in respect of their exercise.

In addition to the purported transfer being void as of the date of the purported transfer, upon demand by the Company sent within 30 days of the date on which the Board determines that such transfer would result in stock purportedly acquired in violation of the transfer restrictions (“excess stock”), the purported transferee must transfer the excess stock to our agent along with any dividends or other distributions paid with respect to such excess stock within 30 days of such demand. Our agent is required to sell such excess stock in an arm’s length transaction (or series of transactions) that would not constitute a violation under the transfer restrictions. The net proceeds of the sale, together with any dividends or other distributions with respect to such excess stock received by our agent, after deduction of all costs incurred by the agent, will be distributed first to the purported transferee in an amount, if any, up to the cost (or in the case of gift, inheritance or similar transfer, the fair market value of the excess stock at the time of the prohibited transfer) incurred by the purported transferee to acquire such excess stock, and the balance of the proceeds, if any, will be distributed to one or more charitable organizations selected by the Board. If the excess stock is sold by the purported transferee before receiving the Company’s demand, such person will be treated as having sold the excess stock on behalf of the agent, and will be required to remit all proceeds to our agent, along with any dividends or other distributions paid with respect to such excess stock (except to the extent we grant written permission to the purported transferee to retain a portion of such sales proceeds not exceeding the amount such purported transferee would have received from our agent had our agent sold such shares).

To the fullest extent permitted by law, any shareholder who knowingly violates the transfer restrictions, and any persons controlling, controlled by or under common control with such shareholder, will be jointly and severally liable for any and all damages suffered by the Company as a result of such violation, including damages resulting from a reduction in or elimination of the ability to utilize the Tax Benefits and any professional fees incurred in connection with addressing such violation.

With respect to any transfer of stock which does not involve a transfer of “securities” of the Company within the meaning of Delaware law but which would cause any 4.99% shareholder to violate the transfer restrictions, the following procedure will apply in lieu of those described above. In such case, no such 4.99% shareholder shall be required to dispose of any interest that is not a security of the Company, but such 4.99% shareholder and/or any Person whose ownership of securities of the Company is attributed to such 4.99% shareholder shall be deemed to have disposed of (and shall be required to dispose of) sufficient securities, simultaneously with the transfer, to cause such 4.99% shareholder, following such disposition, not to be in violation of the transfer restrictions, and such securities shall be treated as excess stock to be disposed of through the agent under the provisions summarized above, with the maximum aggregate amount payable to such 4.99% shareholder, or such other Person that was the direct holder of such excess stock, from the proceeds of sale by the agent being the fair market value of such excess stock at the time of the prohibited transfer.

Modification and Waiver of Transfer Restrictions. Our Board has the discretion to approve a transfer of stock that would otherwise violate the transfer restrictions.

If the Board decides to grant a waiver, it may impose conditions on the acquirer or selling party.
In addition, in the event of a change in law, the Board will be authorized to modify the applicable allowable percentage ownership interest (currently less than 4.99%) or modify any of the definitions, terms and conditions of the transfer restrictions or to eliminate the transfer restrictions; provided that the Board determines, by adopting a written resolution, that such action is reasonably necessary or advisable to preserve the Tax Benefits or that the continuation of the transfer restrictions is no longer reasonably necessary for such purpose, as applicable. Shareholders of the Company will be notified of any such determination through a filing with the SEC or such other method of notice as the secretary of the Company shall deem appropriate.

The Board may establish, modify, amend or rescind bylaws, regulations and procedures of the Company not inconsistent with the provisions of the NOL Protective Amendment for purposes of determining whether any transfer of stock would jeopardize the Company’s ability to preserve and use the Tax Benefits.

Expiration of the NOL Protective Amendment

The NOL Protective Amendment will expire on the earlier of (i) July 31, 2022, (ii) the repeal of Section 382 or any successor statute if the Board determines that the NOL Protective Amendment is no longer necessary for the preservation of the Tax Benefits, and (iii) the beginning of a taxable year of the Company to which the Board determines that no Tax Benefits may be carried forward. The Board is also permitted to accelerate the expiration date of the transfer restrictions in the event of a change in law if it determines by adopting a written resolution that such action is reasonably necessary or advisable to preserve the Tax Benefits or that the continuation of the transfer restrictions is no longer reasonably necessary for the preservation of Tax Benefits, as applicable.

Anti-Takeover Effect. The basis for the transfer restrictions specified above is to preserve certain tax attributes of the Company. Such transfer restrictions could be deemed to have an “anti-takeover” effect because, among other things, it will restrict the ability of a person, entity, or group to accumulate 4.99% or more of the Company’s common stock and the ability of persons, entities, or groups now owning 4.99% or more of the common stock from acquiring additional common stock, without the approval of the Board. Such transfer restrictions could discourage or prohibit a merger, tender offer, proxy context or accumulations of substantial blocks of common stock for which some stockholders might receive a premium above market value. In addition, such transfer restrictions may delay the assumption of control by a holder of a large block of common stock and the removal of incumbent directors and management, even if such removal may be beneficial to some or all of the Company’s stockholders.

Additional Anti-Takeover Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws

In addition to shares of Series D Preferred Stock authorized in connection with our Third Amended Rights Agreement and our NOL Protective Amendment to our amended and restated certificate of incorporation, our amended and restated certificate of incorporation and amended and restated by-laws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and which may have the effect of delaying, deferring or preventing our future takeover or change of control unless the takeover or change of control is approved by our board of directors. These provisions may also render the removal of the current board of directors and of management more difficult. These provisions include:

•	advance notice requirements for stockholder proposals and nominations;

•	the authority of our board of directors to issue, without stockholder approval, certain series of preferred stock with such terms as the Board may determine;

•
subject to the rights of the holders of any series of preferred stock to remove directors and fill the vacancies thereby created (as specified in any duly authorized certificate of designation of any series of preferred stock), vacancies occurring on the Board for any reason may be filled by vote of a majority of the remaining members of the Board, although less than a quorum, at any meeting of the Board or the stockholders;

•	our amended and restated certificate of incorporation does not provide for cumulative voting in the election of directors; and

•
special meetings of the Company’s stockholders may only be held upon the call of a majority of the Board then in office, the chairman of the Board or the chief executive officer of the Company, or by the secretary of the Company upon request in writing of the stockholder or stockholders holding of record at least 25% of the voting power of the issued and outstanding shares of stock of the Company entitled to vote at such meeting.

Anti-Takeover Effects of Certain Insurance Laws

The insurance laws and regulations of the jurisdictions in which we or our insurance subsidiaries do business may impede or delay a business combination involving us. State insurance holding company laws and regulations applicable to us generally provide that no person may acquire control of a company, and thus indirect control of its insurance subsidiaries, unless the person has provided required information to, and the acquisition is approved or not disapproved by, the appropriate insurance regulatory authorities. Generally, any person acquiring beneficial ownership of 10% or more of the voting power of our capital stock would be presumed to have acquired control, unless the appropriate insurance regulatory authorities upon advance application determine otherwise.